The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

September 7, 2018

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-226771) (the “Registrant”)

Dear Ms. Fettig:

This letter responds to comments you provided telephonically to me and Alexander Karampatsos of Dechert LLP on September 4, 2018, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of the Hartford Global Capital Appreciation Fund (“Acquired Fund”) into the Hartford International Equity Fund (“Acquiring Fund”), which was filed on August 10, 2018.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filing to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the registration statement.

(1)	Comment: In the letter to shareholders that precedes the Question and Answer (“Q&A”) section, it states that “The Reorganization is also expected to provide shareholders of both Funds with the opportunity to potentially benefit from economies of scale.” Please explain supplementally how the Reorganization is expected to provide shareholders of the Acquired Fund with the opportunity to potentially benefit from economies of scale if the Acquired Fund is the larger fund or modify the disclosure.

Response: Even though the Acquired Fund is the larger Fund, it has not hit all of the breakpoints in its management fee. As a result, shareholders of the Acquired Fund will have the opportunity to potentially benefit from economies of scale because by combining the Funds, the fixed costs involved with operating the Combined Fund will be spread across a larger asset base following the Reorganization.

(2)	Comment: The Q&A section includes an estimate of the portion of the Acquired Fund’s portfolio assets that will be sold prior to the consummation of the Reorganization. Please confirm this estimate includes all sales in connection with the Reorganization, whether before or after the Reorganization.

Response: The Registrant confirms this estimate includes all sales in connection with the Reorganization.

(3)	Comment: Under the heading “The Reorganization” in the Synopsis section of the Combined Information Statement/Prospectus, please clarify why the investment manager believes that the Acquired Fund would not be likely to experience meaningful future net inflows or growth in assets.

Response: The investment manager believes that the Acquiring Fund’s investment strategy with a focus on international securities has more potential for future growth. The Registrant has revised the disclosure to address this comment.

(4)	Comment: In the section entitled “Board Considerations and Benefits of the Reorganization” in the Combined Information Statement/Prospectus, one of the factors considered by the Board included: “HFMC’s belief that the Reorganization provides a better resolution for the Acquired Fund than other options.” Please elaborate on these “other options” (i.e., keeping the fund as a stand-alone fund).

Response: The Registrant has revised the disclosure consistent with this comment.

(5)	Comment: Confirm that the fees presented in the fee tables are current in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented in the fee tables are current in accordance with Item 3 of Form N-14.

(6)	Comment: In the section entitled “Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund” in the Combined Information Statement/Prospectus, please explain supplementally why the “Total other expenses” for the Acquiring Fund Pro Forma are significantly lower than expenses shown in the most recent annual and semi-annual reports.

Response: In the section entitled “Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund” in the Combined Information Statement/Prospectus, the “Total other expenses” of the Acquiring Fund Pro Forma were prepared after giving effect to the reorganization. After giving effect to the reorganization, certain fixed expenses will be spread across a larger asset base and any redundant fixed expenses will no longer be incurred.

(7)	Comment: In the section entitled “Management and Performance of the Funds” in the Combined Information Statement/Prospectus, please consider defining “Effective Management Fee.”

Response: The Registrant has revised the disclosure consistent with this comment.

(8)	Comment: In the section entitled “Additional Information About the Funds – Capitalization of the Funds” in the Combined Information Statement/Prospectus, please consider including a footnote regarding the recent reorganization involving the Acquiring Fund similar to what is included in the notes to the Pro Forma financials.

Response: The Registrant has revised the disclosure consistent with this comment.

(9)	Comment: In the section entitled “Pro Forma Financial Information” in the Statement of Additional Information, please update the heading “Pro Forma Schedule of Investments (Unaudited)” to include the date.

Response: The Registrant has revised the disclosure consistent with this comment.

(10)	Comment: On the first page of the Pro Forma Schedule of Investments in the Statement of Additional Information, please include the following note: “See accompanying notes to pro forma financial statements.”

Response: The Registrant has revised the disclosure consistent with this comment.

(11)	Comment: Please consider removing the pro forma adjustments columns from the Schedule of Investments.

Response: The Registrant has revised the disclosure consistent with this comment.

(12)	Comment: In the notes following the Pro Forma Schedule of Investments, please indicate which Fund holds the foreign currency contracts as of April 30, 2018.

Response: The Registrant has revised the disclosure consistent with this comment.

(13)	Comment: Please explain supplementally why the waivers that appear in the Pro Forma Statement of Operations under the heading “Expenses waived:” for the Acquiring Fund Pro Forma are not being shown in the fee table.

Response: These waivers were inadvertently included for the Acquiring Fund Pro Forma in the Pro Forma Statement of Operations, and the Registrant has revised this disclosure.

(14)	Comment: Under note 2 - Basis of the Combination in the Notes to Pro Forma Financial Statements in the Statement of Additional Information, please provide the estimated costs of the Reorganization as the SEC views these payments as a related party transaction.

Response: The Registrant has revised the disclosure consistent with this comment.

If you have any further comments or questions, please contact me at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	John O’Hanlon

Alexander Karampatsos